575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

August 19, 2011

Via EDGAR and Federal Express

Ethan Horowitz Branch Chief Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	Tanke Biosciences Corporation Item 4.02 Form 8-K Filed August 8, 2011 File No. 000-53529

Dear Mr. Horowitz:

Set forth below is the response on behalf of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 16, 2011 (the “Comment Letter”) concerning the referenced Current Report on Form 8-K which was filed with the Commission on August 8, 2011 and amended on August 15, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

1.
Your disclosure in the Form 8-K filed on August 8, 2011 states that the agreements between Guangzhou Kanghui Agricultural Technology Co., Ltd. ("Kanghui Agricultural"), a wholly owned subsidiary of China Flying Development Limited ("China Flying"), and Guangzhou Tanke Industry Co., Ltd. ("Guangzhou Tanke") should be accounted for under FASB ASC 805 with China Flying as the accounting acquirer. Please provide us with a detailed analysis of your application of the accounting guidance under FASB ASC 805 to the agreements entered into between Kanghui Agricultural and Guangzhou Tanke.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

The United States Securities and Exchange Commission
August 19, 2011

We have reviewed our disclosure on Form 8-K filed on August 8, 2011 and amended on August 15, 2011 and have determined that we should have also included ASC 810 in our description of authoritative accounting literature that we followed. For your convenience below is our analysis, including the background as well as our interpretation of the proper accounting to be used.

BACKGROUND

China Flying Development Ltd. (“China Flying”) was formed on July 7, 2009.

On January 3, 2011, Kanghui Agricultural Technology Co. Ltd. (“Kanghui Agricultural” or “Kanghui”), a subsidiary of China Flying, entered into the VIE agreements (the “Agreements”), which included a Consulting Services Agreement, Operating Agreement, Voting Rights Proxy Agreement, Equity Pledge Agreement and an Option Agreement, with Guangzhou Tanke and the shareholders of Guangzhou Tanke, namely Mr. Guixiong Qiu (“Mr. Qiu”), Mr. Bi Gao (“Mr. Gao”), Ms. Xiuzhen Liang (“Ms. Liang”) and Mr. Bing Teng (“Mr. Teng”) (collectively referred to as the “Tanke Shareholders”), who are all Chinese citizens.  Pursuant to the Agreements, Kanghui Agricultural effectively assumed management of the business activities of Guangzhou Tanke Industry Co., Ltd. (“Guangzhou Tanke” or “Tanke”) and has the right to appoint all executives and senior management and the members of the board of directors of Guangzhou Tanke.

Pursuant to the Agreements, Kanghui Agricultural has the right to advise, consult, manage and operate Guangzhou Tanke for an annual fee in the amount of Guangzhou Tanke’s yearly net profits after tax.  Additionally, the Tanke Shareholders pledged their rights, titles and equity interest in Guangzhou Tanke as security for Kanghui Agricultural to collect consulting and services fees provided to Guangzhou Tanke through an Equity Pledge Agreement.  In order to further reinforce Kanghui Agricultural’s rights to control and operate Guangzhou Tanke, the Tanke Shareholders granted Kanghui Agricultural an exclusive right and option to acquire all of their equity interests in Guangzhou Tanke through the Option Agreement.

Prior to and after the agreement, China Flying owned 100% of the stock of Kanghui; and Golden Genesis Limited (“Golden Genesis”), a British Virgin Islands company, and Wong Kwai Ho (“Ms. Wong”), a Hong Kong resident owning 100% of the issued and outstanding shares of Golden Genesis, owned 100% of China Flying.

Guangzhou Tanke was owned by a separate group of individuals that were unrelated to Ms. Wong, the sole owner of Golden Genesis.

ISSUE

How should this be accounted for?

The United States Securities and Exchange Commission
August 19, 2011

DISCUSSION

ASC 805-10-25-5 states

The guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer―the entity that obtains control  of the acquiree. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered in making that determination. However, in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer. The determination of which party, if any, is the primary beneficiary of a VIE shall be made in accordance with the guidance in the Variable Interest Entities Subsections of Subtopic 810-10, not by applying either the guidance in the General Subsections of that Subtopic, relating to a controlling financial interest, or in paragraphs 805-10-55-11 through 55-15.

Therefore, we look to ASC 810-10 for determination of (1) whether the arrangement between Kanghui and Guangzhou Tanke constitutes a VIE, and if so, (2) who is the acquirer.

ASC 810-10-15-3 describes the steps to take to determine whether to consolidate another entity into the reporting entity. Specifically, it states that

a.	If the reporting entity is within the scope of the Variable Interest Entities Subsections, it should first apply the guidance in those Subsections.

b.
If the reporting entity has an investment in another entity that is not determined to be a VIE, the reporting entity should use the guidance in the General Subsections to determine whether that interest constitutes a controlling financial interest….

c.
If the reporting entity has a contractual management relationship with another entity that is not determined to be a VIE, the reporting entity should use the guidance in the Consolidation of Entities Controlled by Contract Subsections to determine whether the arrangement constitutes a controlling financial interest.

Variable Interest Accounting

ASC 810-10-25-20 outlines the top-level considerations in determining “whether a legal entity is a variable interest entity (VIE) and would need to be consolidated by the reporting entity, specifically:

a.	Determining the variability to be considered

b.	Initial involvement with a legal entity

The United States Securities and Exchange Commission
August 19, 2011

c.	Consolidation based on variable interests

1.	The effect of related parties

2.	Sufficiency of equity at risk

3.	Implicit variable interests

4.	Variable interest and interests in specific assets of a VIE.”

With respect to item a. above, ASC 810-10-25-21 provides the order of consideration of potential variability present in the investment as follows.

a.	Whether the legal entity is a VIE

b.	Which interests are variable interests in the legal entity

c.	Which party, if any, is the primary beneficiary of the VIE.

Is the Legal Entity, Tanke, a Variable Interest Entity?

ASC 810-10-25-22 states that “The variability to be considered in applying the Variable Interest Entities Subsections shall be based on an analysis of the design of the legal entity as outlined in the following steps:

a.	Step 1: Analyze the nature of the risks in the legal entity (see paragraphs 810-10-25-24 through 25-25).

b.
Step 2: Determine the purpose(s) for which the legal entity was created and determine the variability (created by the risks identified in Step 1) the legal entity is designed to create and pass along to its interest holders (see paragraphs 810-10-25-26 through 25-36).

Regarding the analysis in Step 1, ASC 810-10-25-24 outlines various risks to consider, including “f. Operations risk.” In the case of Tanke, there is sales volume risk, sales price risk, inventory price risk and risks associated with other operating costs. Collectively, these are operations risks that create variability within the entity.

Based on the above analysis, it appears that Tanke is a variable interest entity.

The United States Securities and Exchange Commission
August 19, 2011

ASC 810-10-25-26 states that “Typically, assets and operations of the legal entity create the legal entity's variability (and thus, are not variable interests), and liabilities and equity interests absorb that variability (and thus, are variable interests).”

Does the Agreement with Tanke create a Variable Interest in Tanke?

Regarding Step 2, ASC 810-10-25-25 outlines various considerations regarding the purpose of the involvement and its variability, including “c. The nature of the legal entity’s interests issued.”

ASC 810-10-25-31 goes on to clarify that consideration as follows. “An analysis of the nature of the legal entity's interests issued shall include consideration as to whether the terms of those interests, regardless of their legal form or accounting designation, transfer all or a portion of the risk or return (or both) of certain assets or operations of the legal entity to holders of those interests. The variability that is transferred to those interest holders strongly indicates a variability that the legal entity is designed to create and pass along to its interest holders.

In the case of Tanke, the language in the agreements specifies that China Flying is entitled to the net income of Tanke.

Therefore, based on this analysis the involvement with Tanke is a variable interest.

Should China Flying Consolidate Tanke Under the Variable Interest Rules?

The final step under the variable interest rules is to determine whether China Flying should consolidate Tanke under the variable interest rules, and this question hinges on whether China Flying has a controlling financial interest in Tanke.

ASC 810-10-25-38 states that “A reporting entity shall consolidate a VIE when that reporting entity has a variable interest (or combination of variable interests) that provides the reporting entity with a controlling financial interest on the basis of the provisions in paragraphs 810-10-25-38A through 25-38G. The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.”

In light of the above, we will perform an analysis under ASC 810-10-25-38A through 20-38G as prescribed in ASC 810-10-25-38.

ASC 810-10-25-38A states that “A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.
The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.”

The United States Securities and Exchange Commission
August 19, 2011

As discussed above, the agreements provide for China Flying’s management of Tanke. Therefore, China Flying has the power to direct the activities that most significantly impact Tanke’s economic performance, indicating it is the primary beneficiary. See also the following tests as found in ASC 810-10-25.

ASC 810-10-25-38B states that “A reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities. A reporting entity’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the VIE. A reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.”

The activities that most impact Tanke’s economic performance are sales activity and cost containment. China Flying has the power to direct these activities based on the agreements.

Based on the above, this test indicates that China Flying is the primary beneficiary.

ASC 810-10-25-38C states that “A reporting entity’s determination of whether it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance shall not be affected by the existence of kick-out rights or participating rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights or participating rights. A single reporting entity (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance... Protective rights held by other parties do not preclude a reporting entity from having the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.”

Kick-out rights are defined as “The ability to remove the reporting entity with the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.”

The United States Securities and Exchange Commission
August 19, 2011

Participating rights are defined as “The ability to block the actions through which a reporting entity exercises the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.”

Protective rights are defined as “Rights designed to protect the interests of the party holding those rights without giving that party a controlling financial interest in the entity to which they relate. For example, they include any of the following:

a.
Approval or veto rights granted to other parties that do not affect the activities that most significantly impact the entity’s economic performance. Protective rights often apply to fundamental changes in the activities of an entity or apply only in exceptional circumstances. Examples include both of the following:

1. A lender might have rights that protect the lender from the risk that the entity will change its activities to the detriment of the lender, such as selling important assets or undertaking activities that change the credit risk of the entity.

2. Other interests might have the right to approve a capital expenditure greater than a particular amount or the right to approve the issuance of equity or debt instruments.

b. The ability to remove the reporting entity that has a controlling financial interest in the entity in circumstances such as bankruptcy or on breach of contract by that reporting entity.

c. Limitations on the operating activities of an entity. For example, a franchise agreement for which the entity is the franchisee might restrict certain activities of the entity but may not give the franchisor a controlling financial interest in the franchisee. Such rights may only protect the brand of the franchisor.

There are no kick-out, participating or protective rights granted to third parties. Furthermore, there are no approval or veto rights to third parties. Therefore, this section is not applicable.

ASC 810-10-25-38D states that “If a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary.”

Power is not shared, indicating that China Flying is the primary beneficiary.

ASC 810-10-25-38E states that “If the activities that impact the VIE’s economic performance are directed by multiple unrelated parties, and the nature of the activities that each party is directing is not the same, then a reporting entity shall identify which party has the power to direct the activities that most significantly impact the VIE’s economic performance. One party will have this power, and that party shall be deemed to have the characteristic in paragraph 810-10-25-38A(a).”

The United States Securities and Exchange Commission
August 19, 2011

As stated above, China Flying has operational control of Tanke and has the most power to direct the activities that most significantly impact the Tanke’s economic performance. This would indicate that China Flying is the primary beneficiary.

ASC 810-10-25-38F states that “Although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE...”

Tanke was already formed prior to the agreements. However the agreements rendered the original ownership and governance meaningless. Therefore the agreement supersedes the original formation and obviously China Flying had significant involvement in the agreements. This indicates China Flying is the primary beneficiary.

ASC 810-10-25-38G states that “Consideration shall be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance…”

China Flying’s benefits are proportional to its control. It has complete control over Tanke, and gets 100% of the net income. So this section is not applicable.

CONCLUSION

Based on ASC 810-10, Consolidation, Tanke is a variable interest entity and China Flying’s interest in Tanke is variable. Furthermore, China Flying is the primary beneficiary of this variability. Consequently, Tanke should be consolidated into China Flying effective January 3, 2011.

The United States Securities and Exchange Commission
August 19, 2011

In responding to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan Greebel
Evan L. Greebel

Enclosures

cc: Guixiong Qiu
      Howard S. Jacobs, Esq.